Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
December 21, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy

Re:	Brookfield Infrastructure Partners L.P.
Registration Statement on Form 20-F
Filed July 31, 2007
File No. 001-33632
Ladies and Gentlemen:
     On behalf of our client, Brookfield Infrastructure Partners L.P. (the “partnership”), we are transmitting herewith via EDGAR for filing with the Commission Amendment No. 5 to the partnership’s Registration Statement on Form 20-F (File No. 001-33632) (the “Registration Statement”). In connection with such filing, set forth below are the partnership’s responses to each of the comments of the Staff of the Division of Corporation Finance set forth in the Staff’s letter dated December 18, 2007. Under separate cover we are sending to the Staff courtesy copies of Amendment No. 5 and Exhibit 12.1 thereto marked to show changes effected in this amendment. Immediately following each of the Staff’s comments set forth in bold below is the partnership’s response to that comment, including where applicable a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the caption used in the Staff’s letter.
Registration Statement on Form 20-F
Exhibit 12.1
Summary of Selected Financial Information, page 7
1.	Please revise your presentation of the combined financial data for the infrastructure division on page 8 to separately present the GAAP financial information required to be presented per Item 3.A.2. of Form 20-F from your presentation of non-GAAP financial information that is provided on a supplemental basis. Revising your presentation will ensure that the GAAP financial information is presented more prominently from the non-GAAP financial information, as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Exhibit 12.1 has been revised on pages 8 and 9 in response to the Staff’s comment.

2.	We note that you have stated that you are presenting funds from operations as a performance measure. However, we have a concern that use of this title may confuse readers and may misunderstand that such measure is not being presented as a liquidity measure because of the use of the term, funds. The term, funds, is typically equated with cash (i.e., liquidity). Irrespective of the mitigating disclosure you have included stating that this measure is a performance measure, please revise the title of this non-GAAP measure throughout your document to something more consistent with a performance measure. An example of a title that is more indicative of a performance measure would be adjusted net income. Refer to Question 14 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.

Exhibit 12.1 has been revised throughout to rename the non-GAAP measure “adjusted net operating income” in response to the Staff’s comment.
* * * *

     Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8199.

Sincerely yours,
/s/ Joshua Robinson
Joshua Robinson

cc:	Andrew Schoeffler
Tracey Houser
Al Pavot
Securities and Exchange Commission

James Keyes
Brookfield Infrastructure Partners L.P.
Canon’s Court
22 Victoria Street
Hamilton, HM 12 Bermuda

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